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                              February 17, 2021

       Chinta Bhagat
       Co-Chief Executive Officer
       L Catterton Asia Acquisition Corp
       8 Marina View, Asia Square Tower 1
       #41-03, Singapore 018960

                                                        Re: L Catterton Asia
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
21, 2021
                                                            CIK No. 0001841024

       Dear Mr. Bhagat:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration statement on Form S-1

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court, page 64

   1. We note you disclose here and on page 157 that your warrant agreement will include an exclusive forum
provision that is applicable to the Securities Act. However, we also note you disclose that such
provision will not apply to suits brought to enforce any liability or duty created by the
Securities Act or the Exchange Act. Please reconcile these
                                                        disclosures.
 Chinta Bhagat
FirstName
L CattertonLastNameChinta
            Asia AcquisitionBhagat
                             Corp
Comapany17,
February   NameL
             2021 Catterton Asia Acquisition Corp
February
Page 2 17, 2021 Page 2
FirstName LastName
Management, page 131

2. Please revise your disclosure to more specifically describe Mr. Bhagat's employment during the past five years, including his tenure at Khazanah. Refer to
Item 401(e) of
         Regulation S-K. In addition, the description of your officers' and directors'
         experience and the Singapore location of your executive offices indicates that your officers and directors may be located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.
Principal Shareholders, page 140

3. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by LCA Acquisition Sponsor.
         Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Ben James